

November 20, 2013

<u>Via E-mail</u>
Lecia L. Walker
Chief Executive Officer, Chief Financial Officer, Director
Original Source Entertainment, Inc.
8201 South Santa Fe Drive #229
Littleton, CO 80120

      Re: Original Source Entertainment, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed April 11, 2013
              File No. 000-54716

Dear Ms. Walker:

     We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 9.A Controls and Procedures, page 26</u>

1.   We note that you provide management's conclusion regarding the effectiveness of the company's disclosure controls and procedures; however, you do not provide management's annual report on internal control over financial reporting. Please amend your Form 10-K to include management's report on internal control over financial reporting. Please refer to Item 308(a) of Regulation S-K.

<u>Changes in Internal Control Over Financial Reporting, page 23</u>

2.   We note your disclosure during the year ended December 31, 2012, there were no changes in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise to disclose whether there were any changes in internal control over financial reporting that occurred during the company's <u>last fiscal quarter</u> (the fourth fiscal quarter in the case of the annual report) that materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding these comments. Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        /s/ Craig Wilson

                                        Craig Wilson
                                        Sr. Asst. Chief Accountant